July 20, 2011

Via Email and EDGAR

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC

(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per your prior discussions with Bob Palmer and Jeff Cerny of OFS Capital, LLC (the “Company”) on Friday, July 15, 2011, in the interest of expediting your review of the Registration Statement on Form N-2 (the “Form N-2”) filed by the Company with the Securities and Exchange Commission, as most recently amended on May 24, 2011, we are providing to the staff supplementally draft disclosure addressing the staff’s recent comments. In this regard, we are attaching as Annex A hereto changed pages, reflecting the Company’s proposed revisions to the March 31 financial statements of the Company and OFS Capital WM, LLC, which were included in the Form N-2, and certain other changes. We would propose to include these revisions in the financial statements filed with the next amendment to the Form N-2. If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

    /s/ Patrick S. Brown

Patrick S. Brown

cc:	Glenn R. Pittson

(OFS Capital, LLC)

Jonathan H. Talcott

(Nelson Mullins Riley & Scarborough LLP)

Annex A

revolving loans sold to an affiliate of Madison Capital and term loans sold to third parties and (c) distributions of certain loans to us. In addition, certain of its assets have experienced pay-off or scheduled amortization. These developments will result in a reduction of the fair value of our equity investment in OFS Capital WM by approximately $7.0 million from $61.3 million at March 31, 2011, primarily as a result of the loan distributions to us from OFS Capital WM. Because we will own the distributed assets directly, these transactions will not have any meaningful impact on our net asset value. Subsequent to March 31, 2011, none of the loans in the portfolios of either OFS Capital or OFS Capital WM have experienced material changes in credit-worthiness, any changes in accrual status (in whole or in part), or any material changes to the underlying loan agreements relating to interest rates, maturities or restructurings.

Market Opportunity

We intend to continue to pursue an investment strategy focused primarily on investments in middle-market companies in the United States. We find the middle-market attractive for the following reasons: Large Target Market. According to the U.S. Census Bureau in its 2002 economic census, businesses in the United States with annual revenues between $10 million and $2.5 billion accounted for approximately 39.2% of all revenues generated by U.S. companies and generated more than $8 trillion in annual revenues. We believe that these middle-market companies represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have historically constituted the vast bulk of OFS’s portfolio companies since its inception, and constituted the vast bulk of our portfolio as of March 31, 2011. We believe that this market segment will continue to produce significant investment opportunities for us.

Specialized Lending Requirements with High Barriers to Entry. We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to private middle-market companies in the United States (a) is generally more labor-intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (b) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (c) may also require more extensive ongoing monitoring by the lender. As a result, middle-market companies historically have been served by a limited segment of the lending community. As a result of the unique challenges facing lenders to middle market companies, there are high barriers to entry that a new lender must overcome.

Reduction in Competition Due to Dislocation in the Capital Markets. We believe that the dislocation in the markets over the last 36 months has further reduced the amount of credit available to middle-market companies. Many participants in the mezzanine, second-lien and subordinated debt market over the past five years, such as hedge funds and managers of collateralized loan obligations (“CLOs”), have contracted or eliminated their origination and sourcing activities as investors’ credit concerns have reduced available funding. In addition, we believe several existing business development companies are less active in the lending markets due to a lack of access to debt and equity financing. Moreover, many commercial banks face significant balance sheet constraints and increasing regulatory scrutiny, which we believe restricts their ability to lend. These balance sheet constraints are reflected in the results of the 2009 Shared National Credit review, which analyzed approximately $500 billion in loans formally identified as leveraged finance shared national credits. The 2009 Shared National Credit Review identified approximately 72% of the dollar volume of the 50 largest leveraged finance shared national credits as criticized assets.

Significant Refinancing Requirements. We believe that the debt associated with a large number of middle-market leveraged mergers and acquisitions completed from 2005 to 2008, which totals approximately $97.7 billion in the aggregate, will start to come due in the near term. In many cases, this debt will need to be refinanced as the existing debt facilities mature. When combined with the decreased availability of debt financing for middle-market companies generally, we believe these factors will increase lending opportunities for us.

Credit Facility. We will continue to benefit from the loan assets sold to OFS Capital WM by virtue of our ownership of 100% of the equity interests in OFS Capital WM, as well as from increased management capacity at OFS Advisor resulting from the appointment of an unaffiliated loan manager for OFS Capital WM. In addition, the management fee payable to OFS Advisor will be reduced because we will pay that fee on the value of our equity investment in OFS Capital WM (which value takes into account the indebtedness of OFS Capital WM), as opposed to the value of the individual assets sold to OFS Capital WM (which would not reflect any indebtedness). We expect that, over the life of the WM Credit Facility, based on the cost of capital and the yield on the underlying assets, we will have positive cash flow on a quarterly basis from our investment in OFS Capital WM. In addition, we believe that our newly established relationship with Madison Capital will significantly expand the investment opportunities available to us.

As a result of certain provisions of the loan documentation for the OFS Capital WM Transaction, we were required to account for that transaction in our financial statements as a secured borrowing as of December 31, 2010, which resulted in our retaining the loans we transferred to OFS Capital WM on our balance sheet as of December 31, 2010 and recording a corresponding payable due to OFS Capital WM. On February 23, 2011, we amended the loan documentation to remove those provisions, pursuant to which amendments we accounted for the OFS Capital WM Transaction as a sale of assets by us to OFS Capital WM. Upon effectiveness of the February 23, 2011 amendments to the loan documentation, under the Sale Accounting Adjustments, the loans retained on our December 31, 2010 balance sheet were removed, the payable due to OFS Capital WM was eliminated, and we booked a loss from the sale of assets in the amount of approximately $0.9 million. For more information on these transactions, see our “Consolidated Financial Statements—Note 3” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Since March 31, 2011, OFS Capital WM has taken certain actions with respect to its portfolio, including (a) certain acquisitions of assets (funded by additional borrowings and available cash), (b) sales of assets, including revolving loans sold to an affiliate of Madison Capital and term loans sold to third parties and (c) distributions of certain loans to us. In addition, certain of its assets have experienced pay-off or scheduled amortization. These developments will result in a reduction of the fair value of our equity investment in OFS Capital WM by approximately $7.0 million from $61.3 million at March 31, 2011, primarily as a result of the loan distributions to us from OFS Capital WM. Because we will own the distributed assets directly, these transactions will not have any meaningful impact on our net asset value. Subsequent to March 31, 2011, none of the loans in the portfolios of either OFS Capital or OFS Capital WM have experienced material changes in credit-worthiness, any changes in accrual status (in whole or in part), or any material changes to the underlying loan agreements relating to interest rates, maturities or restructurings.

2010 Distribution. Concurrently with the OFS Capital WM Transaction, OFS Funding distributed to us and we in turn distributed to OFSAM certain investments in each of the following portfolio companies: Airxcel, Inc., Arclin US Holdings Inc., Barton-Cotton, Incorporated, BBB Industries LLC, BlueWater Thermal Processing, LLC, Einstruction Corporation, FCL Graphics, Inc., Hopkins Manufacturing Inc., Jason Incorporated, Jonathan Holding Company, Jones Stephens Corp., LMH I, Inc. (Latham), LVI Services, Inc., National Bedding Company, LLC, Pamarco Technologies, Inc., Plainfield Tool and Engineering, Inc. (f/k/a Polymer Technologies, Inc. and Plainfield Tool and Engineering, Inc.), Revere Industries, LLC, SMG and Tecta America Corporation. Our investments in these portfolio companies aggregated approximately $67.2 million. In addition, OFS Funding distributed to us and we in turn distributed to OFSAM approximately $1.5 million of equity investments. We refer to these actions collectively as the “2010 Distribution.” We determined to make these distributions to eliminate certain potential conflicts of interest that might arise due to the fact that we and an affiliated fund both had investments in these portfolio companies.

OFS Capital, LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Amounts in thousands)

Note 2. Summary of Significant Accounting Policies (Continued)

The Company has concluded that MCF Capital Management, LLC (the “Loan Manager”) is the primary beneficiary of OFS Capital WM. Under the terms of the loan facility of OFS Capital WM, the Loan Manager has the authority to service, administer and exercise rights and remedies in respect of the assets in OFS Capital WM’s portfolio. The Loan Manager also has the authority to determine whether to cause assets to be sold or acquired by OFS Capital WM, subject to certain limited circumstances where the Company has consent rights (which rights were further limited pursuant to an Amended and Restated Consent Procedures Letter effective February 23, 2011), as administrative manager of OFS Capital WM. OFS Capital carries out limited duties of OFS Capital WM. For its service, the Loan Manager receives a fee as defined by the loan documents entered into on September 28, 2010 among OFS Capital WM, the Loan Manager, and the lenders to OFS Capital WM under the loan documents. Madison Capital Funding, LLC (“Madison Capital”) is an affiliated entity of the Loan Manager and provides a portion of the loan facility to OFS Capital WM. The Company believes the Loan Manager’s right to receive a loan management fee from OFS Capital WM, the interest of its related party in the class B loans of OFS Capital WM, and the implicit financial responsibility of the Loan Manager to ensure the VIE operates as designed are significant to OFS Capital WM.

Since the Loan Manager is the primary beneficiary of OFS Capital WM, the Company will not consolidate the financial statements of OFS Capital WM but instead account for its ownership interest under the equity method of accounting. As of March 31, 2011, the Company’s equity interest in OFS Capital WM was carried at $62,151.

The unaudited financial statements of OFS Capital WM as of March 31, 2011 and for the three months ended March 31, 2011 are attached hereto and should be read in conjunction with these unaudited consolidated financial statements of the Company.

Accounting policies: In June 2009, the FASB issued SFAS No. 168, FASB Accounting Standards

CodificationTM (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (“SFAS 168”) (ASC Topic 105), which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other accounting literature excluded from the Codification is considered non-authoritative.

Use of estimates: The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where the Company uses estimates are the determination of the allowance for loan losses, valuation of equity investments, and the fair value of financial instruments. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less.

Loans receivable: Loans receivable are recorded at cost.

Allowances for loan losses: The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio as of the balance sheet date. When determining the adequacy of the allowance for loan losses, the following factors are considered: historical internal experience and current industry conditions, economic conditions and trends, credit quality trends and other factors deemed relevant. Additions to the allowance are charged to current period earnings through the provision for loan losses. Periodically,

OFS Capital, LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Amounts in thousands)

Note 2. Summary of Significant Accounting Policies (Continued)

Loans held for sale: Once the Company has made a decision to sell loans not previously classified as held for sale, such loans are transferred into held-for-sale classification and carried at the lower of cost or fair value. At the time of the transfer into the held-for-sale classification, any amount by which cost exceeds fair value is accounted for as a valuation allowance. As of March 31, 2011 and December 31, 2010, the Company had no loans held for sale.

Troubled debt restructuring: A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession (or concessions) to the borrower that it would not otherwise consider. Such concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.

Deferred offering costs: The Company defers costs related to its proposed public offering until completion of the offering. These costs included professional fees, registration costs, printing, and other miscellaneous offering costs. As of March 31, 2011 and December 31, 2010, the Company had recorded $3,314 and $2,204, respectively, of deferred offering costs, of which $2,695 and $1,674 was unpaid and accrued for at March 31, 2011 and December 31, 2010, respectively.

Equity investments: The Company has received various equity ownership interests from its borrowers as partial consideration for loan modifications or restructurings or from exercising its rights under various loan documents. The Company applies foreclosure accounting and records these equity interests at fair value at the time of the loan restructurings. The equity interests are reviewed subsequently for potential impairment. For the three months ended March 31, 2011 and 2010, the Company did not record any impairment on these equity interests.

In connection with certain lending arrangements, the Company received warrants to purchase shares of stock from the borrowers. Because the warrant agreements contain net exercise or “cashless” exercise provisions, the warrants qualify as derivative instruments under ASC Topic 815. The warrants are considered loan fees and are recorded as unearned loan income on the grant date. The unearned income is recognized as interest income over the contractual life of the related loan in accordance with the Company’s income recognition policy. As all the warrants held are deemed to be derivative, they are periodically measured at fair value. Any adjustment to fair value is recorded through earnings as net unrealized gain or loss on warrants. Gain from the disposition of the warrants, or stock acquired from the exercise of warrants, are recognized as realized gains on warrants. These warrants were reported as part of equity investments in the accompanying consolidated balance sheets. For the three months ended March 31, 2011 and 2010, the Company recognized an unrealized gain on warrants in the amount of $13 and $12, respectively.

On September 28, 2010, as a result of the OFS Capital WM Transaction, the Company received 100% of the equity ownership interest in OFS Capital WM. The Company does not consolidate its investment in OFS Capital WM but applies the equity method of accounting for its investment in OFS Capital WM. Under the equity method of accounting, the Company records its investment in OFS Capital WM as an asset on its consolidated balance sheet. The Company’s 100% share of the net income or loss of OFS Capital WM is included in “Income (loss) from equity interest in OFS Capital WM” in the consolidated statements of operations. As of March 31, 2011 and December 31, 2010, the Company’s equity investment in OFS Capital WM was carried at $62,151 and $60,107, respectively. Upon the completion of the Company’s contemplated initial public offering and election to be treated as a business development company, the Company will record its equity investment in OFS Capital WM at fair value.

OFS Capital, LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Amounts in thousands)

Note 7. Fair Value of Financial Instruments (Continued)

The estimated fair value amounts have been measured as of March 31, 2011 and December 31, 2010, and have not been reevaluated or updated for purposes of these financial statements subsequent to that date. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than amounts reported at March 31, 2011 and December 31, 2010.

The information presented should not be interpreted as an estimate of the fair value of the entire company since a fair value calculation is only required for a limited portion of the Company’s assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.

As of March 31, 2011 and December 31, 2010, the recorded balances and estimated fair values of the Company’s financial instruments were as follows:

	March 31, 2011			December 31, 2010
	Carrying Amount	Fair Value		Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$508	$508		$942	$942
Loan receivable, net	4,344	4,324	(1)	4,265	4,144	(1)
Loan receivable pledged to creditors, net	—	—		81,263	80,711	(1)
Warrants	169	169	(2)	156	156	(2)
Equity investment in OFS Capital WM	62,151	61,364	(2)	60,107	59,675	(2)
Other equity interests	4,686	6,273	(2)	4,686	5,389	(2)
Interest receivable and other assets	245	245		170	170
Interest receivable pledged to creditors	—	—		277	277
Financial liabilities:
Payable under securities loan agreement	$—	$—		$81,351	$81,351

(1)–Debt investments at fair value totaled $4,324 and $84,855 as of March 31, 2011 and December 31, 2010, respectively; see supplemental Schedule of Investments for details.

(2)–Equity investments at fair value totaled $67,806 and $65,220 as of March 31, 2011 and December 31, 2010, respectively; see supplemental Schedule of Investments for details.

Note 8. Subsequent Events Not Disclosed Elsewhere

On April 21, 2011, OFS Capital received a cash distribution from OFS Capital WM in the amount of $1,970, which reduced the Company’s equity investment in OFS Capital WM by the same amount.

On June 30, 2011, OFS Capital WM made an in-kind distribution of three loans to OFS Capital with an aggregate principal balance of $7,245. OFS Capital recorded the distributed loans at fair value in the total amount of $6,656 on the date of distribution, under the applicable guidance from ASC Topic 845 (Nonmonetary Transactions). In connection with this distribution, the Company’s equity investment in OFS Capital WM was reduced by $6,656 on the date of the distribution and the Company recorded deferred fee revenue of $589.

At June 30, 2011, the Company’s equity investment in OFS Capital WM was carried at approximately $53,000.

On June 30, 2011, OFS Capital received a repayment on its sole impaired loan in the amount of $2,715 and recorded a loan loss recovery of approximately $439.

Subsequent to March 31, 2011 and through June 30, 2011, the Company repaid approximately $2,200 of liabilities due to affiliates and incurred approximately $700 in additional such liabilities.

OFS Capital, LLC and Subsidiaries

Consolidated Schedule of Investments (unaudited)

March 31, 2011

(Amounts in thousands, except shares)

Name of Portfolio Company	Type of Investment	Interest (1)		Maturity	Principal Amount/	Shares	Fair Member’s Cost Value	Percent of Equity
United States Debt Investments
Automobile
Hilite Holdco	Unsecured
Corporation, Inc.	Class B PIK Loan	8.00	%(2)	11/5/2019	$2,793	$2,796	$2,383	3.4%
					2,793	2,796	2,383	3.4
Ecological
EnviroSolutions, Inc.	Second-lien Term Loan	8.00%
(LIBOR +6.00%)
		(Prime +5.00%)		7/29/2014	1,956	1,958	1,941	2.7
					1,956	1,958	1,941	2.7
Sub-total (Debt Investments)					4,749	4,754	4,324	6.1
United States Equity Investments
Automobile
Hilite Holdco	Class B Common
Corporation, Inc.	Stock	N/A		N/A	4,464	—	76	0.1
						—	76	0.1
Chemicals, Plastics &
Rubber
Arclin US Holdings	Unclassified Shares
Inc.	in Arclin Caymon
	Holdings, Ltd.	N/A		N/A	283,708	2,862	4,589	6.5
						2,862	4,589	6.5

OFS Capital, LLC and Subsidiaries

Consolidated Schedule of Investments (unaudited)

March 31, 2011

(Amounts in thousands, except shares)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount/ Shares	Cost	Fair Value	Percent of Member’s Equity
Diversified/Conglomerate Service
Koosharem Corporation	Warrants	N/A	N/A	N/A	112	112	0.2
Koosharem Corporation	Warrants	N/A	N/A	N/A	57	57	0.1
Koosharem Corporation	Warrants	N/A	N/A	N/A	—	—	—
					169	169	0.3
Ecological
EnviroSolutions, Inc.	Common Stock	N/A	N/A	23,009	1,824	1,608	2.3
					1,824	1,608	2.3
Sub-total (Other Equity Investments)					4,855	6,442	9.2
Senior Secured Lending
				100%
	Membership			Membership
OFS Capital WM, LLC	Interest	N/A	N/A	Interest	62,151	61,364	86.9
					62,151	61,364	86.9
Sub-total (Equity Investments)					67,006	67,806	96.1
Total (United States)					$71,760	$72,130	102.2%

(1)

The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, quarterly or semi-annually. The Company has provided the current interest rate in effect at March 31, 2011 for each investment. Certain investments are subject to a LIBOR or prime interest rate floor.

(2)	The entire 8% is PIK interest.

OFS Capital, LLC and Subsidiaries

Consolidated Schedule of Investments

December 31, 2010

(Amounts in thousands, except shares)

Name of Portfolio Company	Type of Investment	Interest(1)		Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
United States
Debt Investments
Aerospace & Defense
Wesco Aircraft	Senior Secured Loan	N/A		09/28/12	$—	$5	$(117)	(0.2)%
Hardware Corporation	Revolver	(LIBOR +1.75%)
		(Prime +0.75%)
		(LOC Fee 2.38%)
		(Unused Fee 0.38%)
					—	5	(117)	(0.2)
Automobile
BBB Industries, LLC	Senior Secured Loan	6.50%		06/29/13	4,966	4,949	4,916	7.1
Term Loan (First Lien)		(LIBOR +4.50%)
		(Prime +3.25%)
Hilite Holdco	Unsecured	8.00	%(2)	11/05/19	2,739	2,696	2,177	3.1
Corporation, Inc.	Class B PIK Loan
MetoKote Corporation	Senior Secured Loan	9.00%		11/27/11	2,605	2,598	2,598	3.7
Term Loan		(LIBOR +6.50%)
		(Prime +5.50%)
TAP Automotive	Senior Secured Loan	10.25	%(3)	06/30/13	527	528	522	0.8
Holdings, LLC	Term Loan D	(LIBOR +6.25%)
		(Prime +6.25%)
TAP Automotive	Senior Secured Loan	8.25%		11/30/11	1,509	1,510	1,494	2.1
Holdings, LLC	Term Loan C	(LIBOR +4.25%)
		(Prime +4.25%)
					12,346	12,281	11,707	16.8

OFS Capital, LLC and Subsidiaries

Consolidated Schedule of Investments

December 31, 2010

(Amounts in thousands, except shares)

Name of Portfolio Company	Type of Investment	Interest(1)		Maturity	Principal Amount	Cost	Value Fair	Percent of Net Assets
Beverage, Food & Tobacco
WCI Acquisition	Senior Secured Loan	8.25%		06/30/11	1,457	1,449	1,458	2.1
SUB(ABC), Inc.	Term Loan B	(LIBOR +6.25%)
		(Prime +5.00%)
WCI Acquisition	Senior Secured Loan	9.25%		12/31/11	2,121	2,112	2,154	3.1
SUB(ABC), Inc.	Term Loan C	(LIBOR +7.25%)
		(Prime +6.00%)
					3,578	3,561	3,612	5.2
Broadcasting &
Entertainment
Intermedia Espanol, Inc.	Senior Secured Loan	3.02%		03/30/12	3,051	3,043	2,916	4.2
Term Loan		(LIBOR +2.75	% )
		(Prime +1.50	% )
					3,051	3,043	2,916	4.2
Buildings & Real Estate
ASP PDM	Senior Secured Loan	3.27%		12/31/13	1,820	1,822	1,710	2.5
Acquisition LLC	Term Loan A	(LIBOR +2.75	% )
		(Prime +1.75	% )
					1,820	1,822	1,710	2.5
Cargo Transport
Cardinal Logistics	Senior Secured Loan	12.50	%(4)	09/23/13	1,725	1,716	1,715	2.5
Management	Term Loan	(LIBOR +9.50	% )
Corporation		(Prime +8.50	% )
Panther II	Senior Secured Loan	N/A		12/31/11	—	(4)	—	—
Transportation, Inc.	Revolver	(LIBOR +6.25%)
		(Prime +5.00%)
		(LOC Fee 6.25%)
		(Unused Fee 0.50%)
Panther II	Senior Secured Loan	9.25%		12/31/11	2,442	2,426	2,443	3.5
Transportation, Inc.	Term Loan	(LIBOR +6.25	% )
		(Prime +5.00	% )
					4,167	4,138	4,158	6.0

OFS Capital, LLC and Subsidiaries

Consolidated Schedule of Investments
December 31, 2010
(Amounts in thousands, except shares)

Name of Portfolio Company	Type of Investment	Interest(1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Diversified/Conglomerate Manufacturing							
Revere Industries, LLC	Senior Secured Loan Rollover Loans	9.00% (LIBOR +6.00%) (Prime +5.00%)	06/30/13	1,998	2,000	2,012	2.9
Revere Industries, LLC	Senior Secured Loan Term Loan	9.00% (LIBOR +6.00%) (Prime +5.00%)	06/30/13	999	1,000	1,019	1.5
				2,997	3,000	3,031	4.4
Diversified/Conglomerate Service							
Industrial Container Services, LLC	Senior Secured Loan Term Loan B	4.44% (LIBOR +4.00%) (Prime +2.50%)	09/30/11	313	313	312	0.4
Industrial Container Services, LLC	Senior Secured Loan Term Loan C	4.30% (LIBOR +4.00%) (Prime +2.50%)	09/30/11	1,078	1,078	1,075	1.5
Koosharem Corporation	Senior Secured Loan 2010 Term Loan	16.25% (LIBOR +14.00%) (Prime +13.00%)	08/01/11	550	531	561	0.8
Koosharem Corporation	Senior Secured Loan Term Loan	10.25% (5) (LIBOR +8.00%) (Prime +7.00%)	06/30/14	4,949	4,955	4,900	7.0
SMG	Senior Secured Loan Revolver	N/A (LIBOR +3.00%) (Prime +2.00%) (LOC Fee 3.00%) (Unused Fee 0.50%)	07/27/12	—	(4)	(45)	(0.1)
SMG	Senior Secured Loan Term B Loan	3.29% (LIBOR +3.00%) (Prime +2.00%)	07/27/14	4,987	4,992	4,763	6.9
				11,877	11,865	11,566	16.5
Ecological							
EnviroSolutions, Inc.	Second-lien Loan 2nd Lien Term Loan	8.00% (LIBOR +6.00%) (Prime +5.00%)	07/29/14	1,956	1,925	1,967	2.8
				1,956	1,925	1,967	2.8

F-26

OFS Capital, LLC and Subsidiaries

Consolidated Schedule of Investments

December 31, 2010

(Amounts in thousands, except shares)

Name of Portfolio Company	Type of Investment	Interest(1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Diversified/Conglomerate Service
Koosharem Corporation	Warrants	N/A	N/A	N/A	104	104	0.1
Koosharem Corporation	Warrants	N/A	N/A	N/A	52	52	0.1
Koosharem Corporation	Warrants	N/A	N/A	N/A	—	—	—
					156	156	0.2
Ecological
EnviroSolutions, Inc.	Common Stock	N/A	N/A	N/A	1,824	1,610	2.3
					1,824	1,610	2.3
Sub-total (Other Equity Investments)				4,842	5,545	7.9
Senior Secured Lending
OFS Capital WM, LLC	Membership interests	N/A	N/A	N/A	60,107	59,675	85.8
					60,107	59,675	85.8
Sub-total (Equity Investments)					64,949	65,220	93.7
Total (United States)				$87,657	$152,250	$150,075	215.6%

(1) The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, quarterly or semi-annually. The Company has provided the current interest rate in effect at December 31, 2010 for each investment. Certain investments are subject to a LIBOR or prime interest rate floor.

(2) The entire 8% is PIK interest.

(3) Includes 2% PIK interest.

(4) Includes 3% PIK interest.

(5) Includes 1.75% PIK interest.

OFS Capital WM, LLC

Schedule of Investments (unaudited)
As of March 31, 2011
(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
United States							
Debt Investments							
Aerospace & Defense							
Wesco Aircraft Hardware Corporation	Senior Secured Loan Revolver	N/A (LIBOR +1.75%) (Prime +0.75%) (LOC Fee 2.38%) (Unused Fee 0.38%)	9/28/2012	$ —	$ (117)	$ —	— %
TronAir, Inc.	Senior Secured Loan Term Loan	7.25% (LIBOR +5.50%) (Prime +4.50%)	12/3/2015	4,937	4,866	4,938	7.9
				4,937	4,749	4,938	7.9
Automobile							
BBB Industries, LLC	Senior Secured Loan Term Loan (First Lien)	6.50% (LIBOR +4.50%) (Prime +3.25%)	6/29/2013	4,953	4,903	4,953	8.0
MetoKote Corporation	Senior Secured Loan Term Loan	9.00% (LIBOR +6.50%) (Prime +5.50%)	11/27/2011	2,605	2,598	2,605	4.2
TAP Automotive Holdings, LLC	Senior Secured Loan Term Loan C	8.25% (LIBOR +4.25%) (Prime +4.25%)	11/30/2011	1,481	1,466	1,474	2.4
TAP Automotive Holdings, LLC	Senior Secured Loan Term Loan D	10.25% (4) (LIBOR +6.25%) (Prime +6.25%)	6/30/2013	505	501	508	0.8
TAP Automotive Holdings, LLC	Senior Secured Loan Term Loan D - PIK	10.25% (LIBOR +6.25%) (Prime +6.25%)	11/30/2011	15	15	16	—
				9,559	9,483	9,556	15.4
Beverage, Food & Tobacco							
WCI Acquisition SUB(ABC), Inc.	Senior Secured Loan Term Loan B	8.25% (LIBOR +6.25%) (Prime +5.00%)	6/30/2011	596	596	596	1.0
WCI Acquisition SUB(ABC), Inc.	Senior Secured Loan Term Loan C	9.25% (LIBOR +7.25%) (Prime +6.00%)	6/30/2011	2,121	2,155	2,138	3.4
				2,717	2,751	2,734	4.4

F-71

OFS Capital WM, LLC

Schedule of Investments (unaudited)—continued
As of March 31, 2011
(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Buildings & Real Estate							
ASP PDM Acquisition LLC	Senior Secured Loan Term Loan A	3.12% (LIBOR +2.75%) (Prime +1.75%)	12/31/2013	1,618	1,519	1,510	2.4
				1,618	1,519	1,510	2.4
Cargo Transport							
Cardinal Logistics Management Corporation	Senior Secured Loan Term Loan	12.50% (5) (LIBOR +9.50%) (Prime +8.50%)	9/23/2013	1,659	1,650	1,652	2.7
Cardinal Logistics Management Corporation	Senior Secured Loan Term Loan -PIK	12.50% (LIBOR +9.50%) (Prime +8.50%)	9/23/2013	65	65	65	0.1
Panther II Transportation, Inc.	Senior Secured Loan Revolver	9.25% (LIBOR +6.25%) (Prime +5.00%) (LOC Fee 6.25%) (Unused Fee 0.50%)	12/31/2012	48	48	48	0.1
Panther II Transportation, Inc.	Senior Secured Loan Term Loan	9.25% (LIBOR +6.25%) (Prime +5.00%)	12/31/2012	2,248	2,250	2,248	3.6
				4,020	4,013	4,013	6.5
Chemicals, Plastics & Rubber							
CR Brands, Inc.	Senior Secured Loan Term Loan	7.75% (LIBOR +5.50%) (Prime +4.50%)	12/31/2012	590	551	577	0.9
Dura-Line /ARNCO	Senior Secured Loan Revolver	7.00% (LIBOR +4.25%) (Prime +3.25%) (LOC Fee 4.00%) (Unused Fee 0.50%)	3/22/2013	615	615	613	1.0
Dura-Line/ARNCO	Senior Secured Loan Term Loan A	7.00% (LIBOR +4.25%) (Prime +3.25%)	3/22/2014	1,611	1,612	1,610	2.6
Plaze	Senior Secured Loan Revolver	N/A (LIBOR +2.75%) (Prime +1.75%) (LOC Fee 3.00%) (Unused Fee 0.50%)	4/5/2013	—	(16)	(35)	(0.1)
Plaze	Senior Secured Loan Term Loan A	3.01% (LIBOR +2.75%) (Prime +1.75%)	10/5/2013	7,529	7,206	7,176	11.6
Veyance Technologies, Inc.	Senior Secured Loan Term Loan	2.75% (LIBOR +2.50%) (Prime +1.50%)	7/31/2014	2,533	2,260	2,360	3.8
Veyance Technologies, Inc.	Senior Secured Loan Delay Draw Term Loan	2.75% (LIBOR +2.50%) (Prime +1.50%)	7/31/2014	363	324	338	0.5
				13,241	12,552	12,639	20.3

F-72

OFS Capital WM, LLC

Schedule of Investments (unaudited)—continued

As of March 31, 2011

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)		Maturity	Principal Amount	Cost	Fair Value	Percent of Net Assets
Diversified/Conglomerate Service
Industrial Container	Senior Secured	4.48%		9/30/2011	218	218	218	0.3
Services, LLC	Loan	(LIBOR +4.00%)
Term Loan B		(Prime +2.50%)
Industrial Container	Senior Secured	4.31%		9/30/2011	1,058	1,055	1,056	1.7
Services, LLC	Loan	(LIBOR +4.00%)
Term Loan C		(Prime +2.50%)
Koosharem	Senior Secured	16.25%		8/1/2011	550	561	561	0.9
Corporation	Loan	(LIBOR +14.00%)
2010 Term Loan		(Prime +13.00%)
Koosharem	Senior Secured	10.25	%(6)	6/30/2014	4,807	4,759	4,759	7.7
Corporation	Loan	(LIBOR +8.00%)
Term Loan		(Prime +7.00%)
Koosharem	Senior Secured	10.25%		6/30/2014	100	99	99	0.2
Corporation	Loan	(LIBOR +6.00%)
Term Loan -PIK		(Prime +7.00%)
Koosharem	Senior Secured	10.25%		6/30/2014	50	49	49	0.1
Corporation	Loan	(LIBOR +6.00%)
Term Loan -PIK		(Prime +7.00%)
Consenting Fee
SMG	Senior Secured	N/A		7/27/2012	—	(45)	(49)	(0.1)
Loan		(LIBOR +3.00%)
Revolver		(Prime +2.00%)
		(LOC Fee 3.00%)
		(Unused Fee 0.50%)
SMG	Senior Secured	3.33%		7/27/2014	4,974	4,750	4,625	7.4
Loan		(LIBOR +3.00%)
Term B Loan		(Prime +2.00%)
					11,757	11,446	11,318	18.2
Drug Retail
Harmony Foods	Senior Secured	6.75%		11/8/2015	2,127	2,091	2,127	3.4
Corporation	Loan	(LIBOR +5.00%)
Term Loan		(Prime +4.00%)
					2,127	2,091	2,127	3.4
Electrical Components & Equipment
Universal Air Filter	Senior Secured	8.25%		6/30/2015	4,798	4,744	4,817	7.8
Company	Loan	(LIBOR +6.50%)
Term Loan		(Prime +5.50%)
					4,798	4,744	4,817	7.8

OFS Capital WM, LLC

Schedule of Investments (unaudited)—continued

As of March 31, 2011

(Amounts in thousands)

Name of Portfolio Company	Type of Investment	Interest (1)	Maturity	Principal Amount	Cost		Fair Value		Percent of Net Assets
Printing & Publishing
Pamarco Technologies,	Senior Secured	6.00%	12/31/2014	100	67		—		—
Inc.	Loan	(LIBOR +3.75%)
Revolver		(Prime +2.25%)
		(LOC Fee 4.25%)
		(Unused Fee 0.50%)
Pamarco Technologies,	Senior Secured	6.00%	12/31/2014	4,605	4,559		4,465		7.2
Inc.	Loan	(LIBOR +3.75%)
Term Loan A		(Prime +2.25%)
				4,705	4,626		4,465		7.2
Specialized Consumer Services
Dwyer Group	Senior Secured	7.12%	12/23/2015	4,943	4,873		4,941		8.0
Loan		(LIBOR +5.25%)
Term Loan		(Prime +4.25%)
				4,943	4,873		4,941		8.0
Sub-total Debt Investments				153,397	149,996		151,413		243.6
Equity Investments
WF Prime INVT MM	Money Market	N/A	N/A	N/A	7,874	(2)	7,874	(2)	12.7
#1752
WFB Secured	Money Market	N/A	N/A	N/A	9,086	(3)	9,086	(3)	14.6
Institutional MM
Sub-total Equity Investments					16,960		16,960		27.3
Total Investments (United States)					$166,956		$168,373		270.9%

(1) The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which is reset daily, quarterly or semi-annually. The Company has provided the current interest rate in effect at March 31, 2011 for each investment. Certain investments are subject to a LIBOR or Prime interest rate floor.

(2) Included in cash and cash equivalents and restricted cash and cash equivalents on the statement of assets and liabilities.

(3) Included in restricted cash and cash equivalents on the statement of assets and liabilities.

(4) Includes 2% PIK interest.

(5) Includes 3% PIK interest.

(6) Includes 1.75% PIK interest.

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 1. Nature of Business

OFS Capital WM, LLC (“OFS Capital WM”, or the “Company”), is a Delaware limited liability company and wholly owned subsidiary of OFS Capital, LLC (“OFS Capital”) (see note 3 for details about the September 28, 2010 OFS Capital WM Transaction and Note 6 about the OFS Capital WM Facility). OFS Capital WM was formed on August 11, 2010, commenced operation on September 28, 2010, and was organized with the limited purpose of holding, acquiring, managing and financing senior secured loan investments to middle-market companies in the United States. Under its Limited Liability Company Operating Agreement (“LLC Operating Agreement”), the Company has a perpetual existence until dissolved and terminated in accordance with its LLC Operating Agreement.

OFS Capital is the sole member of the Company and also acts as the administrative manager that carries out limited duties of the Company. MCF Capital Management, LLC, an affiliate of Madison Capital Funding, LLC, acts as the loan manager (“Loan Manager”) under the terms of the OFS Capital WM Facility. The Loan Manager has the authority to service, administer and exercise rights and remedies in respect of the assets in OFS Capital WM’s portfolio. The Loan Manager also has the authority to determine whether to cause assets to be sold or acquired by OFS Capital WM, subject to certain limited circumstances where OFS Capital has consent rights (which rights were further limited pursuant to an Amended and Restated Consent Procedures Letter effective February 23, 2011), as administrative manager of OFS Capital WM.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements of the Company and related financial information have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The information included reflects all adjustments (consisting only of normal recurring accruals and adjustments except the sale accounting treatment of the OFS Capital WM Transaction effective February 23, 2011 (see Note 3)), which are, in the opinion of management, necessary to fairly state the operating results for the period. These operating results are not necessarily indicative of the results expected for the full fiscal year ending December 31, 2011. The notes to the unaudited financial statements should be read in conjunction with the notes to the Company’s December 31, 2010 audited financial statements contained within the registration statement the Company has filed with the SEC.

Accounting standards codification: In June 2009, the Financial Accounting Standards Board (“FASB”) launched the FASB Accounting Standards Codification (the “Codification”) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification did not have an effect on the Company’s statements of assets and liabilities, operations or changes in net assets.

Fair value of financial instruments: All investments are recorded at their estimated fair value, as described in Note 5.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less. The Company places its cash in financial institutions and at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 7. Commitments and Contingencies

At March 31, 2011, the Company had $19,821 of unused lines of credit and delayed draw term loans granted to borrowers.

From time to time, the Company is involved in legal proceedings in the normal course of its business. Although the outcome of such litigation cannot be predicted with any certainty, management is of the opinion, based on the advice of legal counsel, that final disposition of any litigation should not have a material adverse effect on the financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Financial Highlights

The financial highlights for the three months ended March 31, 2011 are as follows:

Ratio to average net assets:
Expenses (including interest)²	9.3%
Net investment income²	8.7%
Total return¹	3.3%

The total return is computed based on net increase in net assets resulting from operations divided by weighted average net assets.

² Annualized

The inception-to-date internal rate of return (“IRR”) is 15.7% and is computed on actual dates of cash inflows (equity contributions), outflows (equity distributions) and the ending net assets at the end of the period (residual value of the member’ capital account as of each measurement date).

Note 9. Subsequent Events—Not Disclosed Elsewhere

On April 21, 2011, the Company made a cash distribution of $1,970 to OFS Capital.

Subsequent to March 31, 2011 through June 30, 2011, OFS Capital WM sold various loans with an aggregate cost basis of $18,673 to third parties for total cash proceeds of $18,349. Accordingly, OFS Capital WM recorded a realized loss of $324 from such sales.

On June 30, 2011, OFS Capital WM sold various revolving loan facilities with an aggregate cost basis of $575 to Madison Capital for total cash consideration of $327. Accordingly, OFS Capital WM recorded a realized loss of $248 from such sale.

On June 30, 2011, OFS Capital WM made an in-kind distribution of three loans with an aggregate cost basis of $7,245 to OFS Capital. OFS Capital WM recorded the loan distribution at fair value in the total amount of

OFS Capital WM, LLC

Notes to Unaudited Financial Statements

(Amounts in thousands)

Note 9. Subsequent Events—Not Disclosed Elsewhere

$6,656 on the date of distribution, under the applicable guidance from ASC Topic 845 (Nonmonetary Transactions). In connection with this distribution, OFS Capital WM recorded a realized loss of $589.

Subsequent to March 31, 2011, and through June 30, 2011, OFS Capital WM purchased a total of approximately $43,500 of portfolio investments and collected total principal payments of approximately $10,200.

As a result of the payoff and aforementioned sales of the revolving loans during the period April 1, 2011 through June 30, 2011, a substantial portion of the Company’s restricted cash and cash equivalents maintained in its Unfunded Exposure Account were released and, as of June 30, 2011, restricted cash balance decreased to $1,363.

Subsequent to March 31, 2011, and through June 30, 2011, the Company borrowed total net cash proceeds of $22,159 on its Class A loan facility, thus increasing the total outstanding debt balance due to the Class A lender to $111,129 at June 30, 2011.

At June 30, 2011, the Company’s net assets were carried at approximately $53,000.

On July 1, 2011, OFS Capital WM made a principal payment of $18,149 against the Class A facility, reducing the outstanding loan balance to $92,980 on such date.

The Company has evaluated subsequent events and transactions for potential recognition and/or disclosure.

Except as disclosed above and under other footnote sections, there are no additional subsequent events to disclose.